Alliance Recovery Corporation
390-1285 North Telegraph Road
Monroe, MI

August 27, 2007

Matthew J. Benson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:     Alliance Recovery Corporation
           Registration Statement on Form SB-2
           Filed July 31, 2007
           File No.  333-144976

Dear Mr. Benson:

We are in receipt of your comment letter dated August 24, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Risk Factors, page 4
Dutchess Private Equities Fund, Ltd will pay less…..page 5

l.
We note disclosure indicating that the stock to be issued under the investment agreement will be purchased at a seven percent (7%) discount to the lowest closing bid price during the five trading days immediately following notice to Dutchess.  We also note disclosure in the Transaction Summary indicating that the purchase price will be set at ninety-four percent (94%) of the lowest closing bid price of the common stock during the pricing period, suggesting a 6% discount. Please reconcile and revise your disclosure as appropriate.

Answer:	The risk factor has been revised to disclose that it is a six (6%) percent discount which reconciles with the Transaction Summary and the Investment Agreement.

After the effective date of the registration statement….., page 6

2.	Please revise to quantify the late payment fees so that investors can better assess the risk.

Answer:	This risk factor has been revised to quantity the late payment fee.

Transaction with Dutchess Private Equities Fund, LP

3.	Please revise this section to specify the actual “closing date” to which you refer. Your current disclosure is unclear in this regard.

Answer:	This section has been revised to specify the definition of closing date.

Item 28. Undertakings, page II-6

4.	We note your response to comment 10 in our letter dated July 6, 2007; however, we reissue our comment to include the undertaking in Item 512(g)(2) of Regulation S-B.

Answer:	This section has been revised to include the undertaking in Item 512(g)(2) of Regulation S-B.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLIANCE RECOVERY CORPORATION

By:    /s/ Peter Vaisler  ______________
PETER VAISLER
Chief Executive Officer and President